UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 5)

Euronav NV

(Name of Subject Company)

Compagnie Maritime Belge NV

(Offeror – Name of Filing Person)

Ordinary Shares, no par value

(Title of Class of Securities)

B38564108

(CUSIP Number of Class of Securities)

Ludovic Saverys

Chief Financial Officer

Compagnie Maritime Belge NV

De Gerlachekaai 20

2000 Antwerp Belgium

Telephone: +32 3 247 59 11

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a Copy to:

Robert E. Lustrin, Esq.

Reed Smith LLP

599 Lexington Avenue

New York, NY 10022-7650

Telephone: (212) 521-5400

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form of Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the Tender Offer Statement on Schedule TO filed by Compagnie Maritime Belge NV, a public limited liability company (“naamloze vennootschap”) under Belgian law (“CMB” or the “Offeror”), with the U.S. Securities and Exchange Commission (the “Commission”) on February 14, 2024, as amended and supplemented by Amendment No. 1 thereto filed by CMB with the Commission on February 27, 2024, Amendment No. 2 thereto filed by CMB with the Commission on March 1, 2024, Amendment No. 3 thereto filed by CMB with the Commission on March 4, 2024 and Amendment No. 4 thereto filed by CMB with the Commission on March 14, 2024 (the “Schedule TO”). The Schedule TO relates to the offer by CMB to purchase all outstanding ordinary shares, no par value (“Ordinary Shares” or the “Shares”), of Euronav NV, a public limited liability company (“naamloze vennootschap”) under Belgian law (“Euronav” or the “Company”), beneficially owned by U.S. Holders for $17.86 per share in cash, without interest and less any applicable withholding taxes, reduced on a dollar-for-dollar basis by the gross amount of any distributions by Euronav to its shareholders (including in the form of a dividend, distribution of share premium, decrease of share capital or in any other form) with a payment date falling after the date of the Offer to Purchase and before the Settlement Date (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 14, 2024 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment No. 5, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items identified in this Amendment No. 5. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

“The Initial Acceptance Period of the U.S. Offer (and the related withdrawal rights) expired as scheduled at 10:00 A.M. New York City time on March 15, 2024. The Offeror will publish the results of the Offers not later than March 22, 2024. As previously disclosed, the Offeror will commence payment for all Ordinary Shares that were validly tendered and not withdrawn within ten (10) business days following the publication of such results, in accordance with Belgian law.”

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit(s):

Exhibit No	Description

(a)(5)(J)	Press Release issued by the Offeror dated March 15, 2024.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2024	COMPAGNIE MARITIME BELGE NV

	By:	/s/ Ludovic Saverys
	Name:	Ludovic Saverys
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Document

(a)(1)(A)*	Offer to Purchase, dated February 14, 2024.

(a)(1)(B)*	Form of Letter of Transmittal (including Internal Revenue Service Form W-9).

(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(D)*	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(E)*	Summary Advertisement published in The New York Times on February 14, 2024.

(a)(5)(A)*	Pre-Commencement Press Release issued by the Offeror dated October 9, 2023 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by the Offeror with the Securities and Exchange Commission on October 10, 2023).

(a)(5)(B)*	Communication in accordance with article 8, §1 of the Royal Decree of 27 April 2007 on public takeover bids under Belgian law dated October 9, 2023 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by the Offeror with the Securities and Exchange Commission on October 10, 2023).

(a)(5)(C)*	Press article dated October 9, 2023 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by the Offeror with the Securities and Exchange Commission on October 10, 2023).

(a)(5)(D)*	Pre-Commencement Press Release issued by the Offeror dated December 22, 2023 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by the Offeror with the Securities and Exchange Commission on December 22, 2023).

(a)(5)(E)*	Capital Markets Day Presentation dated January 12, 2024 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by the Offeror with the Securities and Exchange Commission on January 12, 2024).

(a)(5)(F)*	Press Release issued by the Offeror dated February 14, 2024.

(a)(5)(G)*	Press Release issued by the Offeror dated February 27, 2024.

(a)(5)(H)*	Press Release issued by the Offeror dated March 4, 2024.

(a)(5)(I)*	Press Release issued by the Offeror dated March 14, 2024.

(a)(5)(J)**	Press Release issued by the Offeror dated March 15, 2024.

(b)(1)*	Bridge facilities agreement among CMB NV and Crédit Agricole Corporate and Investment Bank, KBC Bank NV, and Société Générale and the other lenders thereunder dated November 20, 2023 (incorporated by reference to Exhibit M the Schedule 13D filed by the Offeror with the Securities and Exchange Commission on November 24, 2023).

(c)	Not applicable.

(d)(1)*	Share Purchase Agreement dated October 9, 2023, by and between CMB NV and Famatown Finance Limited and Frontline plc (incorporated by reference to Exhibit L to the Schedule 13D filed by the Offeror with the Securities and Exchange Commission on October 10, 2023).

(d)(2)*	Share Purchase Agreement dated December 22, 2023, by and between CMB NV and Euronav NV (incorporated by reference to Exhibit 99.1 to Euronav’s Form 6-K (File No. 001-3610) filed on December 22, 2023).

(g)	Not applicable.

(h)	Not applicable.

107*	Filing Fee Table.

*	Previously filed.
**	Filed herewith.